UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 May 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (03 May 2016)	Announcement Delist debt securities from NYSE and relist on LSE (24 May 2016)
Announcement Director/PDMR Shareholding (10 May 2016)	Announcement Total Voting Rights (31 May 2016)
Announcement PARAGRAPH 9.6.13 OF THE LISTING RULES (20 May 2016)
Announcement Publication of Prospectus (24 May 2016)

Diageo PLC - Total Voting Rights
Dated 03 May 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 April 2016 consisted of 2,754,378,195 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,354,765 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,023,430 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

3 May 2016

Diageo PLC - Director/PDMR Shareholding
Dated 10 May 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 May 2016 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 May 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
K Mikells	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 May 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	10
D Cutter	11
S Moriarty	9

    The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two     Sharepurchase Ordinary Shares.

    The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.07.

    The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 May 2016 that Dr FB Humer, a director of the Company, had purchased 435 Ordinary Shares on 10 May 2016 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain       the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.07.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	66,860
K Mikells	13,569 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,831
D Cutter	8,835
S Moriarty	52,639

A Syed

Company Secretarial Assistant
10 May 2016

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - PARAGRAPH 9.6.13 OF THE LISTING RULES
Dated 20 May 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Mr Javier Ferrán, who will be appointed a director of the Company with effect from 22 July 2016 (as previously announced).

a:	in respect of Listing Rules paragraph 9.6.13 (1), Mr Ferrán is currently a director of SABMiller plc and Associated British Foods plc (as previously announced).

b:	in respect of Listing Rules paragraphs 9.6.13 (2), (3),(4),(5) and (6), there are no such details to disclose.

V Cooper
Assistant Company Secretary

20 May 2016

Diageo PLC - Publication of Prospectus
Dated 24 May 2016

24 May 2016

PUBLICATION OF PROSPECTUS

Diageo plc today announces that the following prospectus was approved by the United Kingdom Listing Authority on 24 May 2016 and is available for viewing:

Prospectus in respect of the listing on the London Stock Exchange of certain debt securities issued by Diageo Capital plc and guaranteed as to the payment of principal and interest by Diageo plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1641Z_1-2016-5-24.pdf

A copy of the Prospectus has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://hemscott.com/nsm.do.

For further information, please contact:

Investor relations:	Catherine James	+44 (0) 208 978 2272
investor.relations@diageo.com

Media relations:	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC - Delist debt securities from NYSE and relist on LSE
Dated 24 May 2016

Diageo plc announces its intention to de-list certain debt securities from the New York Stock Exchange and re-list on London Stock Exchange

Diageo plc today announces its intention to voluntarily de-list certain debt securities issued by Diageo Capital plc from the New York Stock Exchange ("NYSE") and list them on the London Stock Exchange.  This move will not impact the liquidity of the securities, but will provide cost and administrative efficiencies. Diageo remains committed to its U.S. debt investors and intends to maintain an SEC-registered debt shelf program in the United States. In anticipation of the de-listing of such securities from the NYSE, the relevant debt securities are expected to be listed on the regulated market of the London Stock Exchange with effect from May 27, 2016.

The debt securities that will be de-listed are as follows:

●	$600,000,000 5.500% notes due 2016 (CUSIP 25243Y AJ8)
●	$1,000,000,000 1.500% notes due 2017 (CUSIP 25243Y AR0)
●	$1,250,000,000 5.750% notes due 2017 (CUSIP 25243Y AM1)
●	$650,000,000 1.125% notes due 2018 (CUSIP 25243Y AT6)
●	$200,000,000 4.850% notes due 2018 (CUSIP 25243E AF0)
●	$696,000,000 4.828% notes due 2020 (CUSIP 25243Y AP4)
●	$1,350,000,000 2.625% notes due 2023 (CUSIP 25243Y AU3)
●	$600,000,000 5.875% notes due 2036 (CUSIP 25243Y AH2)
●	$500,000,000 3.875% notes due 2043 (CUSIP 25243Y AV1)

The move of these securities will not affect their terms and conditions.

Diageo Capital plc currently intends to file with the U.S. Securities and Exchange Commission (the "SEC"), on or about June 3, 2016, an application on Form 25 to notify the SEC of the withdrawal of the relevant series of debt securities from the NYSE. The de-listing will be effective 10 calendar days after the filing of the Form 25. Diageo Capital plc has not arranged for the listing of the debt securities on another U.S. securities exchange or for the quotation of the debt securities in a quotation medium in the United States.

The American depositary receipts of Diageo plc, each representing four ordinary shares of Diageo plc, will remain listed on the NYSE following the de-listing of the debt securities. Diageo plc will therefore remain subject to reporting obligations under the US securities laws following de-listing of the debt securities.

Diageo reserves the right, for any reason, to delay this move, to withdraw it prior to effectiveness, and to otherwise change its plans in this regard.

Diageo PLC - Total Voting Rights
Dated 31 May 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 May 2016 consisted of 2,754,378,195 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,256,064 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,122,131 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

31 May 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 June 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretariat